EXHIBIT 4

Media Release

17 December 2003

Mayne to invest $60 million in pharmaceutical manufacturing sites

Mayne will upgrade production services at its two injectable pharmaceutical manufacturing plants in Australia and Puerto Rico at a total cost of approximately $60 million during the next 12 months to support the growth of its global business.

The majority of the investment will be used to increase the manufacturing capacity of oncology (anti-cancer) pharmaceuticals at the company’s Mulgrave facility in Melbourne, Australia. The development will take place on a block of land adjoining the current site, where a new line dedicated to oncology products will be established.

The site in Aguadilla, Puerto Rico, produces a range of injectable pharmaceuticals, excluding oncology products. A new filling suite and laboratory facilities will enable the facility to double its output.

Mayne’s Group Managing Director and Chief Executive Officer, Mr Stuart James, said Mayne’s considerable sales growth over the past two years meant that further investment in manufacturing capacity was required.

“Our major sales are generated from oncology related products and our future growth will also rely on expanding this specialty range, so it is important we extend our manufacturing capacity to deal with our demand,” Mr James said.

“Similarly, the improvements at Aguadilla will provide us with more flexibility to meet the demands of the US and European markets where we have been growing our product portfolio,” he said.

“Whilst upgrading our core manufacturing competencies is a cost efficient method to address a portion of our manufacturing requirements, we are still considering other complementary opportunities in the northern hemisphere.”

Mayne Group Limited is listed on the Australian Stock Exchange and has businesses in pharmaceuticals (the manufacture of injectable and oral pharmaceuticals for distribution to more than 50 countries), health services (pathology, diagnostic imaging, medical centres, pharmacy services), and health-related consumer products.

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